Exhibit 99.12

CONSENT

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Mineral Resource Estimate On The J Zone Uranium Deposit, Waterbury Lake Property” dated September 6, 2013 and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 28, 2018

(Signed) “Alan Sexton”
______________________
Alan Sexton, M.Sc., P.Geol.